Counter-Intuitive Cooking Inc.

Statement of Cash Flows

January - December 2021

	TOTAL
OPERATING ACTIVITIES	
Net Income	-166,920.75
Adjustments to reconcile Net Income to Net Cash provided by operations:	0.00
Short-term loans from shareholders	-311.22
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**-311.22**
Net cash provided by operating activities	**$ -167,231.97**
FINANCING ACTIVITIES	
Long-term business loans	150,000.00
Long-term business loans:Convertible Note	25,000.00
Long-term business loans:SAFE	55,664.29
Additional paid in capital	8,000.00
Net cash provided by financing activities	**$238,664.29**
NET CASH INCREASE FOR PERIOD	**$71,432.32**
Cash at beginning of period	3,394.63
CASH AT END OF PERIOD	**$74,826.95**